                             EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016

                                                               April 18, 2005

VIA EDGAR AND TELECOPY - 202-942-9516
-------------------------------------

Mr. John Reynolds
Unites States Securities and
  Exchange Commission
Mail Stop 05-11, 450 Fifth Street, N.W.
Washington, D.C. 20549-0405

        RE:    TERRA NOVA ACQUISITION CORPORATION (THE "COMPANY")
               REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED
               JANUARY 31, 2005
               (FILE NO. 333-122439) ( THE "REGISTRATION STATEMENT")
               -------------------------------------------------------------

Dear Mr. Reynolds:

         In connection with the Registration Statement on Form S-1 of Terra Nova
Acquisition Corporation, the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Monday,
April 18, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the
Securities Act of 1933.

                                                     Very truly yours,

                                                     EARLYBIRDCAPITAL, INC.

                                                     By:  /s/ Steven Levine
                                                          -----------------
                                                              Steven Levine
                                                              Managing Director